Exhibit 99.(c)(1)

APPENDIX B

150 SOUTH RODEO DRIVE, SUITE 100 BEVERLY HILLS, CA 90212
310-246-3700    800-929-2299    FAX 310-246-3794
March 21, 2005

Mercury Air Group, Inc.
Board of Directors
Special Committee of the Board of Directors
5456 McConnell Avenue
Los Angeles, CA 90066

Members of the Board of Directors and the Special Committee:

We understand that Mercury Air Group, Inc. (“Mercury” or the “Company”) intends to effect a 1-for-501 reverse stock split followed by a 501-for-1 forward stock split of the Company’s common stock (the “Transaction”). As a result of the Transaction, (a) each shareholder owning fewer than 501 shares immediately before the Transaction will receive from the Company $4.00 in cash for each of such shareholder’s pre-split shares (the “Transaction Consideration”); and (b) each share of common stock held by a shareholder owning 501 or more shares will continue to represent one share of the Company after completion of the Transaction. You have advised us that the purpose of the Transaction is to cash-out the equity interests in Mercury of shareholders who, as of the effective date, hold fewer than 501 shares of common stock in any discrete account at a price determined to be fair by the entire Board of Directors in order to enable Mercury to deregister its common stock under the Exchange Act and thus terminate its obligation to file special and periodic reports and make other filings with the SEC.

You have requested our opinion as to the fairness, from a financial point of view, of the Transaction Consideration to those shareholders receiving the Transaction Consideration, other than members of senior management, CK Partners, formerly known as CFK Partners, and their respective affiliates (collectively, the “Management Holders”), as to whom we express no view. We also express no view with respect to any aspect of the Transaction other than as described in the immediately preceding sentence.

In connection with this opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. We have, among other things:

(i)	Reviewed the draft proxy statement and related documents outlining the Transaction;

(ii)	Analyzed certain publicly available information that we believe to be relevant to our analysis, including the Company’s annual report on Form 10-K for the fiscal year ended (“FYE”) June 30, 2004 and the Company’s quarterly report on Form 10-Q for the quarters ended September 30, 2004 and December 31, 2004;

(iii)	Reviewed certain information including financial forecasts relating to the business, earnings and cash flow of the Company, furnished to us by senior management of Mercury;

(iv)	Reviewed the Company’s projections for FYE June 30, 2004 through 2008 furnished to us by senior management of Mercury;

(v)	Reviewed certain publicly available business and financial information relating to Mercury that we deemed to be relevant;

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Mercury Air Group, Inc.
Board of Directors
Special Committee of the Board of Directors
March 21, 2005

(vi)	Conducted discussions with members of senior management of Mercury concerning the matters described in clauses (i) through (vi) above, as well as the prospects and strategic objectives of Mercury;

(vii)	Reviewed public information with respect to certain other companies with financial profiles which we deemed to be relevant; and

(viii)	Conducted such other financial studies, analyses and investigation and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

With your consent, we have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed responsibility for independent verification of such information or conducted or have been furnished with any independent valuation or appraisal of any assets of the Company or any appraisal or estimate of liabilities of the Company. With respect to the financial forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of senior management of Mercury as to the future financial performance of the Company. We have also relied upon the assurances of senior management of Mercury that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We assume no responsibility for, and express no view as to, such financial forecasts or the assumptions on which they are based.

Our opinion is based upon economic, market and other conditions as they exist and can be evaluated on the date hereof and does not address the fairness of the Transaction Consideration as of any other date. The financial markets in general, and the markets for the securities of the Company in particular, are subject to volatility, and our opinion does not purport to address potential developments in the financial markets or in the markets for the securities of the Company after the date hereof.

Our opinion expressed herein has been prepared for the information of the Special Committee and the Board of Directors of the Company in connection with their consideration of the Transaction. Our opinion does not constitute a recommendation as to any action the Company or any shareholder of the Company should take in connection with the Transaction or any aspect thereof. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of any alternatives discussed by the Special Committee or the Board of Directors of the Company. No opinion is expressed herein, nor shall one be implied, as to the fair market value of Mercury’s equity or the prices at which it may trade at any time. This opinion may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent, except that a copy of the Opinion may be reproduced in full and otherwise referred to in the Company’s proxy statement and related filings describing the Transaction.

In the ordinary course of its business and in accordance with applicable state and federal securities laws, Imperial Capital, LLC may actively trade the equity securities of Mercury for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Imperial Capital has previously acted as financial advisor to Mercury and has received a fee in connection with its various engagements.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction Consideration to be received by the shareholders of the Company receiving the Transaction Consideration, other than the Management Holders (as to whom we express no view), is fair, from a financial point of view, to such shareholders.

Very truly yours,

/s/ IMPERIAL CAPITAL, LLC

Imperial Capital, LLC

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